UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

MAGNACHIP SEMICONDUCTOR
CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	83-0406195
(State or incorporation or organization)	(I.R.S. Employer Identification No.)

c/o MagnaChip Semiconductor S.A. 1, Allée Scheffer, L-2520 Luxembourg, Grand Duchy of Luxembourg	Not Applicable
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NYSE

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant’s Securities to be Registered.

The Board of Directors of MagnaChip Semiconductor Corporation (the “Company”) has authorized the adoption of the Rights Agreement (the “Rights Agreement”) dated as of March 5, 2015 with American Stock Transfer & Trust Company, LLC.  The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.  Capitalized terms used but not otherwise defined herein will have meanings given to such terms in the Rights Agreement.

Pursuant to the terms of the Rights Agreement, the Board of Directors authorized and declared a dividend of one preferred stock purchase right (a “Right” and collectively, the “Rights”) for each share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding at the close of business on March 16, 2015 (the “Record Date”).  Each Right, once exercisable, will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a purchase price of $24, subject to adjustment (the “Purchase Price”).

Initially, the Rights will trade with, and will be inseparable from, the Common Stock.  The Rights will be evidenced (unless earlier expired, redeemed or terminated) by the certificates for the Common Stock (or, in the case of uncertificated shares of Common Stock, by the book-entry account that evidences record ownership of such shares) and not by separate Right Certificates.  The registered holders of the Common Stock will be deemed to be the registered holders of the associated Rights.  Rights are issued to all shares of Common Stock outstanding as of the Record Date or issued (on original issuance or out of treasury) after the Record Date but before the earlier of the Distribution Date described below or the Expiration Date.  Before the exercise of the Rights, the Rights do not give their holders any rights as stockholders of the Company, including the right to vote or to receive dividends.

The Rights become exercisable and separate from the Common Stock on the Distribution Date.  The “Distribution Date” is the earlier of (i) the tenth day after the public announcement or disclosure by the Company or any person or group of affiliated or associated persons that any person or group of affiliated or associated persons becomes an “Acquiring Person” by obtaining beneficial ownership of 10% (or 20% in the case of a Passive Institutional Investor) or more of the Company’s outstanding Common Stock; or (ii) the tenth business day (or such later date as the Board may designate before a person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or first public announcement of the intent of any person to commence, a tender or exchange offer by any person or group of affiliated or associated persons which would, if consummated, result in such person or group becoming an Acquiring Person; unless the tenth day or tenth business day, as the case may be, referred to above occurs after the date of public announcement of the Rights Agreement and before the Record Date, then the Distribution Date will be at the close of business on the tenth day after the Record Date.  “Passive Institutional Investor” is defined generally as any person who has reported beneficial ownership of shares of Common Stock on Schedule 13G under the Securities Exchange Act of 1934 (the “Exchange Act”).

After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of Common Stock (or, if so agreed by the Company and Rights Agent in the case of uncertificated Common Stock, by appropriate changes to the book-entry account that evidences record ownership of such Common Stock) at the close of business on the Distribution Date.  Thereafter, the Rights will be transferable separately from the Common Stock.  Any Rights held by an Acquiring Person are null and void and may not be exercised.  The Rights will expire at the close of business on the first anniversary of the date of the Rights Agreement unless earlier redeemed or exchanged by the Company as discussed below.

A person beneficially owns securities that such person or any of its affiliates or associates, directly or indirectly, beneficially owns (as determined pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act as in effect on the date hereof), or, subject to certain exceptions, has the right or obligation to acquire or to vote pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, rights, warrants or options or otherwise.  A person shall also be deemed to beneficially own any securities that are beneficially owned, directly or indirectly, by any other person (or any of its affiliates or associates) and with respect to such person (or its affiliates or associates) has any agreement, arrangement or understanding for the purpose of acquiring, holding voting or disposing any such securities or are in respect of any Synthetic Long Positions held by such person or its affiliates or associates that (1) are disclosed pursuant to a Schedule 13D or Schedule 13G under the Exchange Act or (2) if not disclosed on a Schedule 13D or Schedule 13G, if and only if the Board determines that such person shall be deemed to be the beneficial owner of, and to beneficially own, the Common Stock in respect of such Synthetic Long Positions.  A “Synthetic Long Position” is any option, warrant, swap, participation, convertible security, stock appreciation right or other right or derivative transaction (in each case other than the Rights), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to Common Stock or a value determined in whole or in part with reference to, or derived in whole or in part from, the market price or value of Common Stock (without regard to whether (a) such right or derivative transaction conveys any voting rights in such Common Stock to such Person, (b) such right or derivative transaction is subject to settlement in whole or in part in cash, Common Stock or other property or (c) such Person may have entered into other transactions that hedge or offset the economic effect of such right or derivative transaction) and that increases in value as the value of Common Stock increases or that provides to the holder of such right an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of Common Stock.

The Rights will not be exercisable due solely to the ownership of Common Stock by existing stockholders who own 10% (or 20% in the case of a Passive Institutional Investor) or more of the Company’s outstanding Common Stock as of the date of the Rights Agreement unless any such stockholder increases its Beneficial Ownership of the Common Stock to an amount equal to or greater than the greater of (i) 10% (or 20% in the case of a Passive Institutional Investor) and (ii) the sum of (x) the lowest Beneficial Ownership of such stockholder as a percentage of the outstanding Common Stock as of any time from and after the date of the Rights Agreement plus (y) 1.0%.  Furthermore, the Rights will not be exercisable if the Company’s Board of Directors determines in good faith that a person or group of affiliated or associated persons become an Acquiring Person inadvertently and such person or group reduces its holdings below 10% (or 20% in the case of a Passive Institutional Investor) of the Company’s outstanding Common Stock as promptly as practicable.  Finally, the Rights will not be exercisable if the Company repurchases some of its own Common Stock and, as a result, a person’s or group’s holdings constitute 10% (or 20% in the case of a Passive Institutional Investor) or more of the remaining outstanding Common Stock so long as such person or group does not make any further acquisitions of the Common Stock after the repurchase.

Subject to the exceptions described above, if a person or group of affiliated or associated persons becomes an Acquiring Person, then, after the Distribution Date, each Right will entitle its holder to purchase, at the Right’s then-current Purchase Price, a number of shares of the Common Stock having a market value of twice such price.  Alternatively, if, after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company is involved in a merger or other business combination transaction or 50% or more of the assets or earning power of the Company and its subsidiaries, taken as a whole, is sold or transferred, each Right will entitle its holder to purchase, at the Right’s then-current Purchase Price, a number of shares of the common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice such price.  The Acquiring Person will not be entitled to exercise these Rights.

At any time on or after the date a person or group of affiliated or associated persons becomes an Acquiring Person (but before any person or group of affiliated or associated persons becomes the owner of 50% or more of the Company’s outstanding Common Stock), the Board may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

The Company is not obligated to issue fractional shares of Preferred Stock upon the exercise of any Rights, other than fractions that are multiples of one one-thousandth of a share of the Preferred Stock.  If the Company elects not to issue fractional shares, it can make a cash payment instead, as provided in the Rights Agreement.

          The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person or group of affiliated or associated persons becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the outstanding Rights. Once the Rights are redeemed, the right to exercise the Rights will terminate and, thereafter, the only right of the Rights holders will be to receive the redemption price of $0.001 per Right.  The redemption price may be adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement.

For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect without the approval of any holders of shares of Common Stock.  At any time when the Rights are no longer redeemable, the Company may amend the Rights Agreement without the approval of any holders of Rights if the amendment does not (i) adversely affect the interests of the Rights holders as such (other than any Acquiring Person and certain affiliated persons); (ii) cause the Rights Agreement again to become amendable other than in accordance with the Rights Agreement; or (iii) cause the Rights again to become redeemable.

         While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending on the circumstances, recognize taxable income if the Rights become exercisable as set forth above.

         Each share of Preferred Stock, if issued, (i) will not be redeemable, (ii) will entitle holders to receive, when, as and if declared by the Board of Directors, quarterly dividend payments in an amount per share equal to $0.10, (iii) will entitle holders upon liquidation to $1,000 per share of the Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, (iv) will entitle holders to the same voting power as one thousand shares of Common Stock on all matters submitted to a vote of the stockholders of the Company, and each fractional share of the Preferred Stock will entitle the holder thereof to a pro rata fractional vote, and (v) will entitle holders to a per share payment equal to one thousand times the aggregate amount of stock, securities, cash and any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged via merger, consolidation, or a similar transaction.  Each authorized fractional share of Preferred Stock will entitle the holder thereof to a pro rata fraction of the foregoing.  The value of a one one-thousandth of a share of Preferred Stock should approximate the value of one share of Common Stock.

         The Certificate of Designation establishing the Preferred Stock, the form of Right Certificate and the Summary of Terms are attached as Exhibits A, B and C, respectively, to the Rights Agreement (which is included as Exhibit 4.1 to this Form 8-A).

Item 2. Exhibits.

Exhibit Number	Description of Exhibit

3.1
Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of MagnaChip Semiconductor Corporation, as filed with the Secretary of the State of Delaware on March 6, 2015 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 6, 2015).

4.1
Rights Agreement, dated as of March 5, 2015, by and between MagnaChip Semiconductor Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes as Exhibits thereto the Form of Certificate of Designation, the Form of Right Certificate and the Summary of Terms attached thereto as Exhibits A, B and C, respectively (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 6, 2015).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MagnaChip Semiconductor Corporation

By:	/s/ Theodore Kim
Name:	Theodore Kim
Title:	Senior Vice President, General Counsel and Secretary

Date: March 6, 2015

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1
Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of MagnaChip Semiconductor Corporation, as filed with the Secretary of the State of Delaware on March 6, 2015 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 6, 2015).

4.1
Rights Agreement, dated as of March 5, 2015, by and between MagnaChip Semiconductor Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes as Exhibits thereto the Form of Certificate of Designation, the Form of Right Certificate and the Summary of Terms attached thereto as Exhibits A, B and C, respectively (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 6, 2015).